_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 33 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

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     This statement amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 106 Excerpt from employee newsletter distributed commencing August 26, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY


                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  August 26, 1996

                          EXHIBIT INDEX


Exhibit No.                        Description                           Page
___________    _______________________________________________________   ____
Exhibit 106    Excerpt from employee newsletter distributed commencing
               August 26, 1996

                                             Exhibit 106


[Excerpt from employee newsletter distributed commencing August 26, 1996]


DON'T BELIEVE EVERYTHING YOU HEAR

     In his letter to employees on Aug. 16, KCPL President Drue Jennings said, "I would caution all of you not to be surprised at any . . . claims of victory by Western Resources." As Jennings predicted, Western issued news releases and media statements speculating about the outcome of the vote. In fact, Western representatives arrived at our shareholders' meeting armed with copies of a news release while some shareholders were still in the process of voting.

     The simple fact is that the outcome of the vote will not be known until the counting of the votes is complete.
Since neither KCPL nor Western knows what proxies the other has, there is no way to predict with certainty the outcome of the vote. The figures Western cited in its news release are based on speculation and assumptions.

     Using its speculative results, Western continues to proceed with its hostile tender offer. Some shareholders may be duped into believing they should tender their shares, when in fact there is no reason to do so. Western has not suddenly become an attractive merger partner for KCPL. When questioned by reporters on that issue in his press conference on Aug. 16, Jennings stated clearly that we believe Western and KCPL do not have a good strategic fit, and a combination with Western would not assist KCPL in meeting its long-term strategic goals.

     Western's exchange offer to KCPL shareholders is not scheduled to expire until Sept. 20, so its aggressive media campaign will undoubtedly continue. Because Western still has not received the appropriate regulatory approvals and has not satisfied certain other conditions to its offer, it will most likely extend the Sept. 20 deadline from time to time over a substantial period of time.

     Senior Vice President Turner White, asked by reporters to comment on Western's speculations, said, "Remember, Dewey predicted victory over Truman, too." And a lot of newspaper headlines had to be retracted and changed with the final votes were counted.


COUNTING THE VOTES

     With nearly 62 million KCPL shares outstanding, Corporation Trust Company, the independent inspector of election, has its work cut out.

- -    First, it must determine that all proxies received are
     from shareholders eligible to vote.

- -    Then it must go through all proxies to eliminate
     duplicates and be sure that only the last proxy received is counted.

- -    It must verify that each proxy is properly signed and
     dated.

- -    Finally, the vote must be reconciled. For example, if a
     shareholder sent a proxy to Western voting against the UCU merger but later decided to send one to KCPL in favor of it, then the independent inspector of election must be sure that only the duly executed proxy signed closest to the close of the polls is counted.

     Considering the large number of proxy ballots mailed to shareholders, it's easy to see why this process will take some time.

     The independent inspector of election will spend the next few weeks tabulating the vote. Preliminary results should be available sometime in September. After both sides receive the preliminary results, each will have the opportunity to examine and challenge the proxy tabulation. Following that, the vote will be certified and made public. Until then, no one will know with certainty what the outcome of the vote is.

     If you have questions about the proxy counting process or other merger-related issues, call the Employee Merger
Hotline at 1-800-718-8788.